SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 11-K

                          Annual Report

     (Mark One)

[ ]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended _______________________________

                               Or

[X] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from
     April 1, 1996 to June 30, 1996
     ------------------------------

     Commission file number ___________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      THE EARTHGRAINS COMPANY
                      8400 Maryland Avenue
                      St. Louis, Missouri 63105

                     REQUIRED INFORMATION

Item 1.  The Plan is subject to ERISA.  See Item 4.

Item 2.  The Plan is subject to ERISA.  See Item 4.

Item 3.  The Plan is subject to ERISA.  See Item 4.

Item 4.  Financial Statements and Exhibits.
         ----------------------------------

    (a)  Financial Statements:

         Unaudited Statement of Net Assets Available for Benefits at June 30, 1996 and April 1, 1996.

         Unaudited Statement of Changes in Net Assets Available for Benefits for the three months ended June 30, 1996.

         Master Trust Attachment (funds information)

         Appendix information has not been provided.

         A report of independent accountants (audit report) has not been provided because the Plan is subject to ERISA and ERISA does not require an audit report to be filed at this time. See DOL Reg. 2520.104-50. An audit report for the transition period will be filed at the time one is filed for the full fiscal year ended June 30, 1997.


    (b)  Exhibits:

         None

                              - 2 -
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                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      THE EARTHGRAINS COMPANY EMPLOYEE
                      STOCK OWNERSHIP/401(K) PLAN

                      By: /s/ Lincoln Scott
                          Lincoln Scott
                          Administrative Committee Member

Date  November 19, 1997

                                 -3-

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      The Earthgrains Company Employee Stock Ownership Plan
                     EIN:  36-3201046 Plan 002

             Attachment to 1996 Form 5500, Item 26d(5)

          Statement of net Assets Available for Benefits
         ------------------------------------------------

Assets:                                     4/1/96       6/30/96
                                            ------       -------

Value of Interest in Master Trusts       $13,879,552  $15,814,035
                                         -----------  -----------

Total Assets                              13,879,552   15,814,035
                                         -----------   ----------

Net Assets Available for Benefits         13,879,552   15,814,035
                                          ==========   ==========


      Statement of Changes in Net Assets Available for Benefits
      ---------------------------------------------------------

Additions to net assets attributed to:
   Contributions:
   Participants                                       $   712,762

Investment Income:
   Net Investment Gain from Master Trust                1,694,231
                                                        ---------

   Total Additions                                      2,406,993

Deductions from net assets attributed to:
   Distributions                                          472,510
                                                        ---------

     Total Deductions                                     472,510

Increase in Net Assets During the Year                  1,934,483

Net Assets Available for Benefits,
   Beginning of the Year                               13,879,552
                                                       ----------

Net Assets Available for Benefits, End of Year         15,814,035
                                                       ==========

     The Earthgrains Company Employee Stock Ownership Plan
                     EIN: 36-3201045 Plan 002
                     Master Trust Attachment


                                                         Net
                     Net value at      Net value at    Investment
Investment         Beginning of Year   End of Year    Gain/(Loss)
----------         -----------------   ------------   -----------

Anheuser-Busch         10,487,360      11,366,764       879,404
Stock
Short Term Fix            210,959         225,063        14,104
Med-Term Fix              668,567         679,111        10,544
Equity Index            1,463,191       1,721,787       258,596
Index Balanced            275,720         300,971        25,251
Managed Balance           410,979         447,010        36,031
Earthgrains Stock         183,955         701,452       517,497
Participant Loans         178,821         371,877       193,056
                       ----------      ----------     ---------
Total                  13,879,552      15,814,035     1,934,483
                       ==========      ==========     =========

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